

July 31, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AMTD International Inc., under the Exchange Act of 1934.

- American depositary shares, each representing one Class A ordinary share

- Class A ordinary shares, par value US$0.0001 per share (application for the Class A ordinary shares is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,

